Atlas Copco

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2





05005021

SUPPL

File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco completes the divestment of its electric tool business

Stockholm, Sweden, January 4, 2005

Atlas Copco AB
Group Communications

Eva Almgren

Sent by DHL 476 8860 530

For further information please contact:
Göran Gezelius, Business Area Executive, Industrial Technique
+46 (0)8 743 8505 or +46 (0)70 569 8505
Hans Ola Meyer, Chief Financial Officer
+46 (0)8 743 8292 or +46 (0)70 588 8292

Atlas Copco completes the divestment of its electric tool business

Stockholm, Sweden, January 4, 2005: The Atlas Copco Group has, on January 3, completed the divestment of its electric tool business to Techtronic Industries Co. Ltd, following approvals from regulatory authorities and Techtronic's shareholders.

Techtronic Industries, based in Hong Kong (Hong Kong Stock Exchange, stock code 669), paid a net amount of MUSD 664 (MSEK 4 380). The payment consisted of a total pre-adjustment price of MUSD 713 (MSEK 4 705) less agreed adjustment to the amount of MUSD 86 (MSEK 570) reflecting pension and post-retirement liabilities, plus existing net cash in the business of MUSD 37 (MSEK 245).

The estimated capital gain, net of selling expenses, is MSEK 200. The Group also realized a gain of approximately MSEK 200 from currency hedging of the received USD payment.

An adjustment of the purchase price, taking into account the final audited net capital employed amount as of December 31, 2004, will take place within 120 days.

The divestment includes two divisions within the Industrial Technique business area: Atlas Copco Electric Tools, Germany, and Milwaukee Electric Tool, the United States, with last 12 month revenues until September 30, 2004 of approximately MUSD 730 (MSEK 4 800) and 3 100 employees. Products are marketed under the Milwaukee and the AEG brands.

SEK/USD exchange rate: 6.60

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately BSEK 45 (BUSD 6.8, BEUR 4.9), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, and CP Chicago Pneumatic. More information can be found on www.atlascopco-group.com.